Exhibit 99.65

News Release June 2, 2025

Santacruz Silver Granted Management Cease Trade Order

Vancouver, B.C. – Santacruz Silver Mining Ltd. (TSX.V:SCZ) (OTCQB:SCZMF) (FSE:1SZ) (“Santacruz” or the “Company”) announces that it has applied to, and received from the British Columbia Securities Commission (the “Principal Regulator”), a temporary management cease trade order (the “MCTO”) under National Policy 12-203 – Management Cease Trade Orders (“NP 12-203”), on the basis that it was unable to file its interim financial statements, accompanying management’s discussion and analysis and required certifications for the interim period ended March 31, 2025 (the “Q1 Required Filings”) on or before the prescribed filing deadline of May 30, 2025 (the “Filing Deadline”), as required by National Instrument 51-102 - Continuous Disclosure Obligations and National Instrument 52-109 - Certification of Disclosure in Issuer’s Annual and Interim Filings, respectively.

The MCTO prohibits trading in securities of the Company by the Chief Executive Officer and Chief Financial Officer of the Company until such time as the Q1 Required Filings and all continuous disclosure requirements have been filed by the Company, and the MCTO has been lifted. During the period in which the MCTO is effective, the general public, who are not insiders of the Company, will continue to be able to trade in the Company’s listed securities.

As disclosed by the Company in a press release dated May 1, 2025, the Company failed to file its audited financial statements, accompanying management’s discussion and analysis and required certifications for the year ended December 31, 2024 (collectively, the “Required Annual Filings”) by the filing deadline of April 30, 2025 and was granted an MCTO by the Principal Regulator. The MCTO in connection with the failure to file the Required Annual Filings was revoked by the Principal Regulator on May 29, 2025 upon the Company filing its Required Annual Filings. The Company advises that the failure to file its Q1 Required Filings by the Filing Deadline is due to the Company and its auditor having been primarily focused on completing the preparation and filing of the Required Annual Filings. As a result, the Company and its auditor have not had sufficient time to complete the preparation of the Q1 Required Filings by the Filing Deadline. The Company anticipates that it will be in a position to remedy the default by filing the Q1 Required Filings on or before June 12, 2025. The MCTO will be in effect until the Q1 Required Filings are completed.

The Company intends to satisfy the provisions of the alternative information guidelines set out in section 10 of NP 12-203 so long as the Q1 Required Filings are outstanding.

About Santacruz Silver Mining Ltd.

Santacruz Silver is engaged in the operation, acquisition, exploration, and development of mineral properties in Latin America. The Bolivian operations are comprised of the Bolivar, Porco and the Caballo Blanco Group, which consists of the Tres Amigos and Colquechaquita mines. The Soracaya exploration project and San Lucas ore sourcing and trading business are also in Bolivia. The Zimapan mine is in Mexico.

‘signed’

Arturo Préstamo Elizondo,

Executive Chairman and CEO

For further information please contact:

Arturo Préstamo

Santacruz Silver Mining Ltd.

Email: info@santacruzsilver.com

Telephone: +52 81 83 785707

2

Andrés Bedregal

Santacruz Silver Mining Ltd.

Email: info@santacruzsilver.com

Telephone: +591 22444849

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Information

This news release includes certain statements and information that may constitute forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking statements relate to future events or future performance and reflect the expectations or beliefs of management of the Company regarding future events. Generally, forward-looking statements and information can be identified by the use of forward-looking terminology such as “intends”, “expects” or “anticipates”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would” or will “potentially” or “likely” occur. This information and these statements, referred to herein as “forward-looking statements”, are not historical facts, are made as of the date of this news release and include without limitation, the Company’s ability to file subsequent status reports and the Q1 Required Filings and the timing thereof.

These forward-looking statements involve numerous risks and uncertainties and actual results might differ materially from results suggested in any forward-looking statements. These risks and uncertainties include, among other things: the Company being unable to file the status reports and the Q1 Required Filings in the proposed timeframe; recent market volatility; and the state of the financial markets for the Company’s securities.

In making the forward-looking statements in this news release, the Company has applied several material assumptions, including without limitation, that the Company will be able to file the status reports and the Q1 Required Filings in the proposed time frame.

Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those expressed or implied in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. Readers are cautioned that reliance on such information may not be appropriate for other purposes. The Company does not undertake to update any forward-looking statement, forward-looking information or financial out-look that are incorporated by reference herein, except in accordance with applicable securities laws. Readers are encouraged to read the Company’s continuous disclosure documents filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedarplus.ca.